Exhibit 99.1

Alibaba to Acquire Minority Interest in Focus Media

Alibaba Group Holding Limited has agreed to acquire a minority equity interest in Focus Media Information Technology Co., Ltd. (SZ 002027) (“Focus Media”) to jointly explore innovative digital marketing initiatives tied to Alibaba’s New Retail strategy.

Pursuant to the agreements entered into with certain existing shareholders of Focus Media, Alibaba will acquire a total of an approximately 6.62% equity interest of Focus Media for an aggregate purchase price of RMB9.63 billion through direct purchase of secondary shares and acquisition of certain of these shareholders’ offshore entities that hold Focus Media shares. Alibaba is also seeking to acquire up to another 5% of Focus Media’s equity interest in the next 12 months. In addition, to better align Alibaba’s interest with that of the management team of Focus Media, Alibaba has agreed to acquire, through subscription for newly-issued shares, a 10% equity interest of an entity controlled by Mr. Jason Nanchun Jiang, founder and chairman of Focus Media, which holds 23.34% of the Focus Media shares, for a consideration of US$511.1 million. In conjunction with Alibaba’s investment, New Retail Strategic Opportunities Fund, L.P., a non-consolidated related party of Alibaba, has agreed to acquire a total of another 1.37% equity interest in Focus Media. The closings of the above transactions are subject to customary conditions.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “aim,” “anticipates,” “future,” “intends,” “plans,” “believes,” “may,” “estimates,” “potential,” “continue,” “ongoing,” “goal”, “targets,” “guidance”, “commits” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s investment plans, the completion of the transaction and the strategic goals of the investment, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that the various closing conditions for the transaction may not be satisfied or waived or that the intended strategic goals may not be achieved. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

July 18, 2018